CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

April 27, 2012

By EDGAR & Email

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:	Morgan Stanley
424 Prospectuses relating to Registration Statement on Form S-3ASR
Filed November 21, 2011
File No. 333-178081

Dear Ms. Starr:

Morgan Stanley is pleased to respond to your letter of April 12, 2012 concerning its 424 Prospectuses relating to Registration Statement on Form S-3ASR Filed November 21, 2011.

Morgan Stanley believes it has always provided investors in its structured notes with straightforward disclosures about the particular economic exposure offered by each structured note and a fair and balanced presentation of benefits and risks.  As we have noted in the past, we consider our current disclosures to be both fair and balanced, and have continually reviewed them for possible areas of enhancement.

In response to your comments, we have attached a marked offering document to provide an example of the type of disclosure that would address the nature of the Staff’s concerns.  We are offering the mark-up as a road-map of the type of disclosure we believe would bring desirable consistency to structured note disclosure.  However, we believe that it will be crucial for the industry, with the guidance and assistance of the Staff, to adopt a common approach to such detailed quantitative disclosure and to coordinate the timing of its implementation.  Given that structured products offered by different issuers are often sold through common distribution channels, divergent disclosure practices could have the unwanted effect of creating confusion rather than consistency and transparency across the market.

For your convenience, we have restated your comments below.

Product Names

Comment:

1.
The staff in the Division of Corporation Finance has previously indicated that note titles using the term “principal protected” should also include balanced information about limitations to the principal protection feature. We believe this concern regarding potential confusion over the titles of securities may exist for note titles across various product categories. Issuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.

Response:

Morgan Stanley does not use the term “principal protected” in the title of its securities, and will continue to evaluate its structured note titles so that they are balanced and do not stress positive features without also identifying limits and risks.

With respect to each issuance of structured notes that exposes investors to the risk of a significant loss of principal at maturity, Morgan Stanley proposes to add the sub-title “Principal at Risk Securities” to the name of the product, or to make equivalent disclosure.

In connection with Comment 1, please see the addition of a sub-title to the branded salesmark on the cover page of Exhibit A and in the header of each page in the preliminary terms.

Product Pricing and Value

Comment:

2.
We note that issuers of structured notes often include disclosure, including in risk factors, explaining that the value of the notes at issuance and/or the price that the affiliate would pay for the notes in the secondary market, assuming no change in market conditions, will be less than the public offering price. In order for investors to be able to understand the relationship of the note purchase price to its fair value (as estimated by the issuer or its affiliate) and potential secondary market prices, we believe issuers should consider prominently disclosing the difference between the public offering price of the note and the issuer or its affiliate’s estimate of the fair value of the note or discuss with us the reasons such disclosure should not be provided. Issuers also should consider identifying the specific amounts being paid from the note proceeds for costs and expenses.

Response:

To explain the relationship of the note purchase price to its fair value in a manner that also achieves transparency and consistency across the market, the attached example outlines additional quantitative and qualitative disclosure about the relationship between the issue price, the costs borne by the investor and the estimated model-based value of each structured note.

The offering document would first set out the basic relationship between the issue price, costs and model-based value and provide our then current estimate of the model-based value and costs.

The offering document would then explain the basis on which we have estimated the model-based value and the costs of the structured note.  The disclosure highlights that the model-based value is only an estimate determined by reference to our pricing models and inputs as of a particular day and that it will change with changing market conditions.  We also undertake to provide a bring-down of the estimated model-based value and costs in the final pricing supplement.

We believe that our model-based value, based on issuer funding rates rather than secondary market credit spreads, gives investors the most comparable information across structures, because the funding rate, which is the floating interest rate payable by the issuer in its hedging arrangements, is one of the inputs used when setting the terms of the offered structured note.

The offering document would then go on to explain the other factors that would affect the secondary market price of the offered structured note, including the bid-offer spread a dealer would charge and our credit spreads, and state that those prices would, absent changes in market conditions related to the underlying asset, often, but not always, be lower than the model-based value.

We understand that some modification to the proposed disclosure may be required in order to reach widespread acceptance of these changes in the marketplace.

Please see pages 3, 7, 9 and 12 of Exhibit A.

Comment:

3.	We have observed that some issuers of structured notes or their affiliates will, for a limited period of time immediately following an offering, use values on account statements or provide repurchase prices to customers at levels that temporarily exceed the issuer’s or affiliate’s own estimate of the fair value of the product. Further, we understand that after a given period of time such values and prices will be readjusted to better reflect the issuer’s or affiliate’s own estimate of the fair value of the product. If applicable, we ask that you disclose, including in risk factor disclosure as appropriate, your usage of different values and prices in this manner and explain the potential impacts on post-offering pricing, valuation, and trading.

Response:

Morgan Stanley believes that the essential relationship between the issue price of a structured note, the costs borne by the investors and the estimated value of the structured note has been laid out in the changes proposed in response to comment 2.  Comment 3 addresses the point that the costs borne by the investor may not all be reflected immediately in the secondary market price at which Morgan Stanley & Co. LLC (“MS & Co.”) may make a market.  (As discussed in our response to Comment 8, MS & Co. provides indicative prices to data service providers and to dealers, who in turn use them as a basis for determining the prices provided to investors in account statements.)

To address this point, the offering document includes, in the risk factor relating to the adverse impact of including costs associated with selling, structuring and hedging structured notes in the original issue price, a caution that, while the prices at which MS & Co. might be willing to make a market could initially be higher than if those prices had fully reflected all of the costs, investors should nonetheless take into account that they may bear all of such costs, both when making the decision to purchase a structured note and when deciding to sell it into the secondary market.  The offering document addresses this point on pages 12 and 13 of Exhibit A.

Use of Proceeds and Reasons for Offerings

Comment:

4.
Issuers often provide disclosure explaining that they will use the proceeds of a structured note offering for general corporate purposes and may use an unquantified portion for hedging transactions. Item 504 of Regulation S-K requires that issuers disclose the approximate amounts intended to be used for each purpose. If the issuer does not have specific plans for a significant portion of the proceeds of the offering, it should note the reasons for the offering.

Response:

Morgan Stanley generally uses all of the proceeds of structured note offerings, including any up front payments it receives from its hedging counterparties, for general corporate purposes.

While, as a holding company, our general corporate purposes include providing funding to our subsidiaries, including those which are our hedging counterparties, inter-company advances are made out of our general corporate funds and are not sourced on a pass-through basis from any specific offerings.  In addition, our subsidiaries have additional sources of funding, including repurchase agreements, and other secured and term funding programs on which they can draw to fund their trading activities, including those activities undertaken in connection with the hedging transactions for our structured notes.

In our disclosure, we propose adding further detail specifying that the stated costs borne by the investor will cover the selling, structuring and hedging costs related to each structured note.  Please see page 7 of Exhibit A.

Comment:

5.
Please explain to us in your response letter with a view toward disclosure in your future Exchange Act reports, the purpose of your structured notes program generally, and the purposes of particular types of offerings or products. Explain to us how significant structured notes are to your overall plan of financing and liquidity position. Please tell us about any material trends or changes in your use of, or your experience with, structured notes in the past few years, including trends or changes in your reliance on structured notes as a liquidity source. Also tell us about trends or changes in note types and/or the referenced asset classes or referenced indices. Please include quantitative information about outstanding structured note obligations in recent periods.

Response:

The purpose of Morgan Stanley’s structured note issuance program is two-fold: to help Morgan Stanley meet its goal of diversifying its unsecured funding sources by product, investor type and region and to support the ability of its subsidiaries’ business units to structure and supply structured notes to the market in response to investor demand.  Morgan Stanley’s funding management policies focus on diverse funding sources in order to reduce refinancing risk.  The relative importance of one source over another varies at different points in time depending on market conditions and management’s strategy of keeping multiple funding sources active and available.  Demand for structured products typically comes from different types of investors than Morgan Stanley’s other funding sources, and Morgan Stanley has found that investors in structured products tend to provide relatively durable sources of funding.  Morgan Stanley believes that its management’s focus on diverse funding sources, including the issuance of structured products, has provided more stable access to liquidity and capital resources.

Morgan Stanley’s use of structured products as a liquidity source has remained stable over the past three years.  As of December 31, 2011, 2010 and 2009, Morgan Stanley had approximately $[*], $[*] and $[*], respectively, of structured notes outstanding, which are primarily accounted for at fair value.  Structured notes issued from Morgan Stanley’s registration statement are generally linked to interest rates, equities, commodities and currencies, in proportions that shift depending on market interest.  To the extent that the variety of underlying assets accommodates buyers with differing investment strategies,

Morgan Stanley considers it helpful to its funding management goal of widening its investor base.

Morgan Stanley discusses structured products in the context of its funding plans on page 89 of its annual report on Form 10-K for the year ended December 31, 2011 and on page 126 of its quarterly report on Form 10-Q for the quarterly period ended September 30, 2011.  To highlight further the manner in which structured products contribute to Morgan Stanley’s express goal of widening its investor base “(by product, by investor and by region)”, Morgan Stanley will consider adding additional language about the role of structured products in its funding plans and consider specifying the level of its outstanding structured product obligations in its annual and quarterly reports.

Plan of Distribution

Comment:

6.
We have found that some issuers of structured notes disclose that their affiliates might change the price and selling terms if all notes are not sold at the public offering price disclosed on the cover page. Please explain to us with a view toward disclosure, the manner in which you conduct structured note offerings, including the forms of underwriting involved. Also please explain whether any notes are sold to broker-dealers, including your affiliates, and not immediately resold to investors or are resold to investors at differing prices. In this situation, please explain why there may be different prices and what type of investor may receive a “better” price. Please explain the process in detail.

Response:

A substantial majority of Morgan Stanley’s structured notes are sold at a fixed price pursuant to a firm commitment underwriting by its affiliated broker-dealer, MS & Co., as part of Morgan Stanley’s Medium-Term Note program under the U.S. Distribution Agreement, filed with the Commission as an exhibit to its shelf registration statement.  (See the response to Comment 14 below regarding Morgan Stanley’s Medium-Term Note program and related exhibits.)  The fixed price for these notes, typically par, is specified on the cover page of the pricing supplement.1

In many cases, MS & Co. relies on dealers to assist in the distribution of the notes, which may be third party dealers or its affiliate, Morgan Stanley Smith Barney LLC (“MSSB”).  The dealers generally receive a specified portion of the underwriting discounts and commissions, as a selling concession.  Unlike a traditional securities offering where the issuer is seeking to raise a fixed amount of capital, the principal amount of each offering is solely determined based upon investor demand for the offering as discovered during

1 For some of these fixed price offerings, Morgan Stanley will offer discounts to investors who purchase a substantial number of notes. These discounts are available to any investor who meets the specified purchase volumes.  In keeping with the Staff’s and FINRA’s guidance on fixed price offerings, Morgan Stanley provides prominent cover page disclosure of the discounts available to the investor if it purchases a specified volume of notes.

the marketing period.  As a result, all of Morgan Stanley’s structured notes are typically sold as part of the initial distribution.

A lesser number of Morgan Stanley’s offerings, particularly structured rate offerings, are made on a variable price offering basis, generally through third party dealers.  Dealers in interest rate trades more typically sell on a variable price basis, because investors who buy in quantity in that market demand that dealers be willing to reduce their commissions and sell at prices below par.  Morgan Stanley is aware of the Staff’s prior guidance on variable price offerings and currently identifies each of these offerings as such.  In order to provide additional information as to the range of prices that investors may pay, Morgan Stanley requires that no note be sold at a price above par or below a specified level, and this range is included on the cover page of the pricing supplement.

Comment:

7.
Some issuers offer structured notes using a preliminary pricing supplement or term sheet that discloses a range for certain material terms (such as a capped maximum return), with the actual terms set within that range on a later pricing date. If you offer notes in this manner, explain to us with a view toward disclosure, how the size of the range is determined, how the actual terms are established, and when and how the actual terms are communicated to investors.

Response:

Where the preliminary offering document includes a range for a pricing term, we generally establish the mid-point of the range based on the market factors that most affect pricing, such as recent changes in implied volatility for the underlying, the unknown notional amount of the trade, the length of the marketing period and our targeted margin for the offering.  We set the range wide enough to allow for reasonably anticipated changes in the market factors, taking into account the sensitivity of the particular pricing term to those changes, and then re-test those factors on the pricing date to set the pricing term within the range.

We do not price below the range, unless we go back to investors through a recirculation process.  Consequently, investors are able to make their investment decision based on their willingness to accept the terms at the low end of the range.  Similarly, in the proposed disclosure relating to the value of the structured notes, on page 3 of Exhibit A, we propose adding our estimate of the model-based value of the structured note based on the lower end of the range.

The final pricing terms are communicated to investors by means of the final pricing supplement for the particular offering, which is filed by us and sent to the dealers that face investors directly.

Liquidity

Comment:

8.
While issuers generally disclose in risk factors or elsewhere that the issuer or its affiliates may, but are not obligated to, make a secondary market in the notes that they offer, the disclosure should provide investors with a better understanding of the potential liquidity or lack of liquidity of any secondary market. In this regard, please explain to us with a view toward disclosure, your practices and procedures with respect to providing liquidity in the notes you sell and how often you offer to buy back notes from investors prior to maturity, the price paid and how it is determined.

Response:

Our affiliated broker dealer MS & Co. generally provides indicative prices for outstanding Morgan Stanley structured notes to the secondary market through data service providers and dealers, both on a regular and a by-request basis.  For most structured notes, MS & Co. will provide indicative prices, which are intended as good faith estimates of the prices at which it would be willing to make a market, subject to certain assumptions about order size, financing and balance sheet costs and market conditions, including the liquidity of the underlying reference asset or the existence of any market disruptions.  We understand that these indicative prices are used by third-party dealers (including MSSB) as the basis of the values provided in account statements.

While the indicative prices are good faith estimates of where MS & Co. would be prepared to transact, we remind investors in our risk disclosure that MS & Co. is not required to make a market and that there may be situations in which we will not transact.  Consequently, investors are informed by our disclosures that they should generally be prepared to hold structured notes to maturity.

In response to the Staff’s comment, please see changes to the risk factor on the limited secondary market for structured products on page 14 of Exhibit A.

Issuer Credit Risk

Comment:

9.
While the note terms establish the amounts due and payable on the notes, payment is ultimately dependent on the creditworthiness of the issuer. It is important for investors to understand that structured notes are unsecured obligations of the issuer and any payment on the note is subject to issuer credit risk, with no ability to pursue any referenced asset for payment. As a result, we believe the risk that an investor is exposed to an issuer’s credit should be disclosed on the prospectus supplement cover page in a clear, consistent, and prominent manner.

Response:

Morgan Stanley discloses clearly that all payments on its structured notes are subject to issuer credit risk.  Its credit risk disclosure for structured notes typically includes a prominent reference to this issue on the cover page of the pricing supplement as well as in one of its first risk factors.  Throughout the pricing supplement, Morgan Stanley includes references to credit risk, especially in any discussion of the repayment of principal.  In light of the Staff’s comment, Morgan Stanley proposes to further highlight these disclosures by including the following language in bold on the cover page of every preliminary and final pricing supplement for its structured notes:

All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, the underlying reference asset or assets.

See the cover page of Exhibit A for an example of this disclosure approach.

Tax Consequences

Comment:

10.
Item 601(b)(8) of Regulation S-K requires the filing of a tax opinion when the tax consequences are material to investors and a representation as to tax consequences is set forth in the filing. Refer to Staff Legal Bulletin No. 19, which is available on our website, for additional details. Given the complexity and uncertainty surrounding the tax treatment of some types of structured notes, the tax consequences appear material to an informed investment decision. Please explain to us your approach to providing tax disclosures for the different types of notes you offer and how you determine whether such disclosures must be based on the opinion of counsel. If so, explain how these opinions are filed as required.

Response:

On November 21, 2011, Morgan Stanley filed as Exhibit 23-c to Morgan Stanley’s Registration Statement on Form S-3 a consent by Morgan Stanley’s tax counsel, Davis Polk & Wardwell LLP (“DPW”), indicating that DPW has consented to references to it in its capacity as Morgan Stanley’s tax counsel and to any opinion of DPW delivered in that capacity in a pricing supplement for securities issued pursuant to the Registration Statement (“Program Securities”).  When preparing pricing supplements for Program Securities, Morgan Stanley determines with the assistance of DPW whether the tax consequences of a Program Security are sufficiently complex or unclear that they are material and therefore require a tax opinion under Regulation S-K.  For certain non-structured Program Securities, such as fixed rate notes or floating rate notes (e.g., providing for interest based on LIBOR) that are issued in U.S. dollars, Morgan Stanley does not generally include a tax opinion in the pricing supplement.  In other cases, the pricing supplement includes DPW’s opinion regarding the proper tax treatment of the Program Securities, or, where the proper tax treatment of the Program Securities is sufficiently uncertain, states that DPW is unable to provide such an opinion.  The opinion of DPW set forth in the pricing supplement will indicate that the relevant tax discussion included therein, when read together with the relevant tax discussion in the relevant product supplement or prospectus supplement, constitutes the full opinion of DPW.  Pursuant to Item 601(b)(8) of Regulation S-K, because the opinion of DPW is set forth in full in the pricing supplement, the opinion is not separately filed as an exhibit to a Form 8-K.

Referenced Asset or Index Disclosure

Comment:

11.
It is our view that an issuer may not disclaim liability or responsibility for the information it discloses regarding the asset or index referenced by the note because such a disclaimer is inconsistent with the issuer’s disclosure obligations under the federal securities laws. Issuers may, however, state that they have not undertaken any independent review or due diligence of publicly available information regarding an unaffiliated referenced asset or index. Please revise your disclosure, as appropriate, to be consistent with this standard.

Response:

Morgan Stanley acknowledges the Staff’s comment and based upon a survey of its recent offerings believes that it is in compliance with the comment.  Morgan Stanley understands that it must determine what information must be provided in the pricing supplement and to the extent it includes information about the reference asset it cannot disclaim liability for that information.

Comment:

12.
Please tell us whether you have ever disclosed hypothetical historical price information, for example in the case of a new index that has no historical price information. If so, explain to us what information the presentation provided to investors and how it was presented in a balanced manner.

Response:

The vast majority of Morgan Stanley’s structured note issuances are linked to existing indices or other assets such as single stocks, commodities or currencies that have long periods of actual performance data available.  Morgan Stanley routinely includes appropriate tables and charts containing that historical information in the pricing supplement.  Nonetheless, from time to time, Morgan Stanley has linked notes to a new index, whether proprietary or sponsored by a third party, for which the usual period of historical performance data is not available.  In these cases, Morgan Stanley has concluded that clearly labeled, hypothetical historical information is important to an investor’s evaluation of the structured note and that it should be provided together with any actual historical data.

Hypothetical information of this kind is generally calculated using the same index methodology, including the same price source, calculation, rebalancing features, filters or other features, as the index’s current methodology, which are then applied to the actual historical prices of the underlying stocks or other assets, just as if the index had been in existence for those prior periods.2  The inclusion of the hypothetical data gives investors a longer time horizon over which to assess how the new index might have performed in different market conditions, such as during the 2008 financial crisis or in other periods when the index may have performed poorly.

In no case is the provision of historical data, hypothetical or otherwise, a substitute for a clear, plain English description of the index methodology and the associated sensitivities, risks or assumptions built into the construction of the index methodology.  Morgan Stanley sets out those disclosures in the summary of the offering and the risk factors as well as in the description of the index.

Morgan Stanley believes it is necessary and appropriate to inform investors of exactly where the actual data end and the hypothetical data begin.  To that end, the disclosures in the historical information section identify the data that are hypothetical, and the risk factor disclosure notes that the data are hypothetical and that the index is new.  Morgan Stanley believes that this presentation of the hypothetical information is fair and balanced and guides investors to a fuller understanding of what influences the performance of the index.

The following example language is taken from the pricing supplement for an offering of securities in 2011:

The following graphs illustrate the price return and total return trends of the Index from January 1, 2006 through March 16, 2011. The price return does not reflect reinvestment of any distributions made by the Index constituents, while the total return does reflect such reinvestment. The Index was established on July 19, 2010 and accordingly, for all periods prior to that date, the closing values of the Index and, in the case of the total return performance, the distributions on the Index constituents, used to calculate the percentage changes are hypothetical values retrospectively calculated by S&P using the same methodology as is currently employed for calculating the Index based on historical data. The hypothetical and historical price and total return performance of the Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Index, the amounts of any distributions paid by the Index constituents, or that the VWAP Level of the Index will be equal to the level of the Index on any date or over any time period.

2 Any distinctions between the current methodology and the hypothetical calculations would have to be clearly noted and explained.

Disclosure Format

Comment:

13.
We have found that disclosures in structured note offerings are usually made through combinations of base prospectuses, various underlying prospectus supplements, and preliminary and final pricing supplements. While current rules permit incorporation by reference, it is important that it not be difficult for investors to locate important information or updated information. Please explain to us what constitutes your disclosure packages for structured note offerings, including the different documents you use, what information is included in each document, and how you determine the information that will be included in the term sheet or descriptive prospectus supplement for these offerings.

Response:

As the Staff notes, Morgan Stanley’s disclosures for structured note offerings are typically made through a combination of the pricing supplement, a product supplement or more general medium-term note prospectus supplement and the base prospectus.  This disclosure package is aimed at conveying to each investor the three crucial disclosure components that an investor in structured notes must assess and understand before making an investment decision: (i) the terms of the note and how they may differ from an ordinary debt security (in other words, does the note repay principal at maturity or is principal at risk, does the note pay interest, is there leverage, is there a buffer on the downside and the like); (ii) information about the reference asset, as the performance of that asset will determine the investor’s return on the note; and (iii) information about the issuer, to whose credit the investor is exposed for all payments due on the note.  Morgan Stanley addresses each of these three key areas as set out below.

For each offering of structured notes, Morgan Stanley provides the disclosure package to the dealers that face investors either physically or in electronic “PDF” format with prominent “active” hyperlinks to the prospectus supplement and base prospectus.

Terms of the note and description of the reference asset.

Pricing Supplement.  The key information about the terms of the note and the reference asset is contained in the pricing supplement.  In addition to the specific pricing terms applicable to the note, the pricing supplement contains a narrative description of the structure, including payoff diagrams and examples of hypothetical payments at maturity, a complete set of risk factors relating to the terms and relating to the reference asset, an overview of the reference asset and its historical performance information.3  Morgan

3 For some offerings linked to a well-established index such as the S&P 500 Index, the top-layer pricing supplement will contain an overview of the index, its historical information and related risk factors, but the full description of the index methodology and related index licensing arrangements between Morgan Stanley and the index sponsor will be placed in a standalone “index supplement”.

Stanley’s goal is for each pricing supplement to contain the material disclosures about the terms and the reference asset in one document.

Product Supplement/Prospectus Supplement.  While the pricing supplement contains the most important disclosures regarding the terms of the note, some technical provisions and related definitions are contained in a product supplement or prospectus supplement.  Examples of these types of provisions and definitions include: definitions of business days, trading days, index business days etc.; anti-dilution adjustments, market disruption events, and provisions to address any discontinuance of any underlying index.  Morgan Stanley believes that placing these provisions in the prospectus supplement aids investor understanding of the note as the investor can focus its attention in the pricing supplement on the key terms and then refer to these ancillary provisions in the separate document.  If the operation of any of these ancillary provisions could give rise to risks to the investor, Morgan Stanley includes the relevant risk disclosure in the top-layer pricing supplement so that it is prominently displayed to the investor.

Base Prospectus.  The base prospectus contains the customary information regarding the various types of securities that can be offered pursuant to Morgan Stanley’s universal shelf registration statement and is very similar to the base prospectus of many well-known seasoned issuers.  The base prospectus also describes the indenture and the technical determination of interest rates that apply to certain coupon paying notes, whether structured or plain-vanilla.

Description of the issuer.

Pricing Supplement and Base Prospectus.  In numerous places in the pricing supplement, Morgan Stanley informs investors that they are subject to the credit risk of Morgan Stanley (see the response to Comment 9 above).  As is customary for well-known seasoned issuers, the complete description of Morgan Stanley, including its risk factors and its annual audited financial statements and quarterly unaudited financial statements, is contained in Morgan Stanley’s annual report on Form 10-K, quarterly reports on 10-Q, the proxy statement and current reports on Form 8-K. These disclosures and all applicable future filings made by Morgan Stanley are incorporated by reference into each structured note offering.  The top-layer pricing supplement also informs investors that they should review Morgan Stanley’s filings in the “Where you can find more information” section.

Exhibits

Comment:

14.
Each time an issuer conducts a structured note offering, it may need to file certain exhibits if it has not already done so. For example, distribution agreements and instruments defining the rights of note holders may be required exhibits. Please explain to us your approach to filing these and any other applicable exhibits.

Response:

Morgan Stanley issues all of its structured notes as part of its Medium-Term Note program, and not as stand-alone shelf take-downs.  Morgan Stanley refers to its principal U.S. Medium-Term Note program as Series F.  Because the structured notes are issued from a medium-term note program, the principal documentation necessary for the issuance of each structured note is executed and filed at the commencement of the program, permitting a quicker and more streamlined offering process at the time each structured note is issued.  At the time of the re-filing of Morgan Stanley’s shelf registration statement, most recently on November 21, 2011, Morgan Stanley updated and re-executed these program documents, as necessary.  Since these documents are finalized at the time of the filing of the shelf registration statement, they were filed as exhibits to such registration statement in compliance with Item 601 of Regulation S-K, as described below.

Distribution Agreements. As noted in response to Comment 6, each structured note offering is distributed pursuant to one of its two existing distribution agreements.  The U.S. Distribution Agreement is used for Series F and was filed as Exhibit 1-a to the Registration Statement.

Senior Indenture.  Each structured note is issued pursuant to the same Senior Indenture dated November 1, 2004.  Morgan Stanley filed the Senior Indenture and the related supplemental indentures thereto as Exhibits 4-f to 4-m, respectively, to the Registration Statement.

Forms of Notes.  Morgan Stanley filed the various forms of Notes that may be issued under the Senior Indenture as Exhibits 4-o to 4-ff, respectively, to the Registration Statement.  These forms of notes have been pre-approved as a matter of corporate authorization by Morgan Stanley.  In keeping with medium-term note program practice, at each issuance of a note, the actual pricing terms of the note as specified in the applicable pricing supplement are added to the form of note, signed by Morgan Stanley and authenticated by the trustee.  All of the rights of note holders are included in the forms of notes filed with the Registration Statement as supplemented by the particular economic terms set out in the final pricing supplement that is filed in connection with each offering of structured notes.

Validity and Tax Opinions.  Pursuant to Staff Legal Bulletin No. 19, Morgan Stanley filed as Exhibit 23-b (included in Exhibit 5-a) the consent of its counsel, DPW, to be named and to the inclusion of the specified validity opinion of such counsel in pricing supplements.  At the time of each offering, the opinion of DPW as to the validity of the notes is included in the final pricing supplement as permitted by that Staff Legal Bulletin.

Please refer to the response to Comment 10 above for a discussion of tax opinions.

*           *           *           *           *

Finally, we ask the Staff to recognize that some of the proposed changes reflected in the attached offering document will require several months to be implemented.  In addition, more time may be needed to implement these changes as a result of the need for discussions with distribution participants.  In order to provide consistency for their clients, many distribution participants currently require structured product issuers to follow particular templates for offerings through their financial advisors.  We and other structured product issuers will need to work with distributors to adapt their templates for the proposed disclosures as we undertake to offer through these channels.  We look forward to being an active participant in these efforts, and we hope the Staff will assist us and the market in working toward a consistent approach and coordinated rollout that will provide the basis for uniform disclosure, which we believe will be most helpful to investors.

This is to acknowledge that (a) Morgan Stanley is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) Morgan Stanley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-762-5777 if you would like further clarification or additional information.

Sincerely,

/s/ Martin M. Cohen

Martin M. Cohen
Managing Director and Corporate Secretary

cc:	Raquel Fox, Securities and Exchange Commission
Maria Douvas-Orme, Managing Director (212-762-4888)
Elisha Tuku, Executive Director (212-762-5511)

Exhibit A

[*]